GRASIM
ADITYA BIRLA GROUP

04 JAN -5 AM 7:21

[redacted]

04012214

82-3322

December 4, 2003

By Air Mail

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Fax.: /

SUPPL

Dear Sir,

Sub.: Voluntary Delisting of Equity Shares
Ref. : SEBI (Delisting of Securities) Guidelines, 2003

Please note that the Madras Stock Exchange Limited, Chennai vide its letter dated 28th November, 2003 (copy enclosed) has informed the Company that it has delisted the shares of the Company from its Stock Exchange w.e.f. 28th November, 2003 pursuant to the application made by the Company to it for Voluntary Delisting of its Shares.

Thanking you,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully,

Ashok Malu
Ashok Malu
Company Secretary

Encl. a.a.

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22-2281 9520 • Fax : 91-22-2284 6299 • Email : grasim@bom7.vsnl.net.in
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)

MADRAS STOCK EXCHANGE LTD.

Telephones : 25228951, 25224382, 25224392
Telegrams : "MASTEX"
Fax No. : 091-44-25244897
E-mail : mseed.@md3.vsnl.net.in

EXCHANGE BUILDING
Post Box No. 183
11, SECOND LINE BEACH
CHENNAI - 600 001.

MSE/LD/PSK/731/862/03 28th November 2003

The Company Secretary,
Grasim Industries Limited,
91, Sakhar Bhavan,
230, Nariman Point,
MUMBAI-400 021

Dear Sir,

Re: Voluntary Delisting of Equity shares of your company from the Daily Official List of the Exchange.

Please refer to your vairous correspondence regarding the above.

The matter was considered by the Listing Committee of the Exchange and it was decided to withdraw the admission granted to dealings on the Exchange for the Equity shares of your company in terms of SEBI (Delisting of Securities) Guidelines, 2003 for voluntary delisting and to remove the quotation for the equity shares of your company from the Official List of the Exchange.

Accordingly we write to inform you that the admission granted to dealings on the Exchange for the equity shares of your company has been withdrawn and the quotation for the equity shares of your company has been removed from the Daily Official List of the Exchange with effect from 28th November 2003.

As per SEBI Guidelines, you are advised to disclose the fact of delisting, together with a statement of reasons and justification for delisting in the Directors' Report.

Yours faithfully,

Sr.Officer(Listing)